Exhibit 99.1

GDS Announces First Ever Monetization Of Data Center Assets In China Through Sale To A Private REIT

SHANGHAI, China, 10 March 2025 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it has entered into definitive agreements to monetize, on a net basis, a 70% equity interest in certain of its data centers, at an implied enterprise value (“EV”) to EBITDA multiple of around 13 times. In a first of a kind transaction, GDS is selling a 100% equity interest in certain data center project companies to a private REIT (“P-REIT”), which is a special purpose equity scheme involving the issue of an Asset Backed Security (“ABS”). The ABS is 70% subscribed by top tier institutional investors in China, led by China Life Insurance Company Limited (“China Life"), whilst GDS subscribes for the remaining 30% and retains the rights for on-going operation of the underlying data centers. The ABS will be listed on the Shanghai Stock Exchange as a standardized security product. The P-REIT structure is specifically designed to facilitate an eventual injection of the ABS into a public REIT vehicle (“C-REIT”) when qualified.

The total EV for the transaction is up to approximately RMB 2.9 billion. The total equity consideration is up to approximately RMB 1.7 billion, or RMB 1.2 billion net of the 30% reinvestment by GDS in the ABS. GDS will receive net cash proceeds of approximately RMB 500 million at closing. The remaining net cash proceeds of approximately RMB 700 million will be paid when certain milestones are met related to the ramp-up of the underlying data centers. GDS will deconsolidate the data center project companies including existing debt and other net liabilities of around RMB 1.2 billion at closing.

“We are delighted to announce this breakthrough deal for our asset monetization program,” said William Huang, Chairman and CEO of GDS. “This is a first P-REIT transaction in the China data center sector, featuring a true sale and successful monetization of data center assets. We highly appreciate the participation from China Life as anchor investor and China Life Investment Management Company Limited as coordinator and advisor (the alternative investment platform of China Life Group), which highlights their confidence in our capabilities as a leading data center operator in China, as well as in the outlook for the sector as we move forward into the AI era.”

The transaction is expected to close within the next three months and is subject to certain closing conditions.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited